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                 April 6, 2022

       Joe Boyer
       Chief Executive Officer
       Atlas Technical Consultants, Inc.
       13215 Bee Cave Parkway Building B, Suite 230
       Austin, Texas 78738

                                                        Re: Atlas Technical
Consultants, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 31,
2022
                                                            File No. 333-264016

       Dear Mr. Boyer :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Janice Adeloye at 202-551-3034 or Katherine Bagley at 202-551-
       2545 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services
       cc:                                              James R. Brown